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1. Organization and Nature of Business

Prudential Investment Management Services LLC ("PIMS" or the "Company") is a wholly-owned subsidiary of PIFM Holdco LLC, ("PHI"), which is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential"). The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company's primary business is the distribution of mutual funds to retail investors through third party financial intermediary firms. The Company also sells various other investment products to institutional investors including private placements and variable life contracts, and distributes participant-directed group variable annuities and mutual funds to retirement plans.

The Company is also engaged in limited retail selling activities through the offering of various investment products sponsored by third parties and affiliates for rollover distributions from benefit plans of clients of Prudential. The Company offers general brokerage services to retail investors. Investment products offered to customers include, but are not limited to, stocks, bonds, mutual funds and options. With respect to custody and clearing of these customer securities transactions, except for mutual fund transactions in the Smart Solutions IRA product, the Company introduces these transactions to National Financial Services LLC, who clears them on a fully disclosed basis.

The Company is the distributor of the Prudential Investments domestic family of mutual funds shares ("Pru Funds"), which have adopted Plans of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940.

The Company has also entered into selling agreements with unaffiliated mutual fund families whereby the Company receives distribution and service fees and commissions for sales of mutual fund products to defined contribution retirement plan clients of Prudential ("DC Plans"). The Company acts as the clearing broker for all mutual fund trades for both proprietary and non-proprietary mutual fund families with respect to the DC Plans business.

As more fully described in Note 5 the Company has various agreements with Prudential affiliates relating to the services of officers and the use of telecommunications, office space, systems, and equipment. As a result, the agreement terms may not be the same as those that would result from agreements with unrelated parties.

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2. **Summary of Significant Accounting Policies**

The audited Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The preparation of this Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

The Company defines cash and cash equivalents as amounts due from banks and from money market mutual funds. Cash and cash equivalents of $52,006 includes $18,978, which represents an investment in a Prudential sponsored money market mutual fund for which the Company is the exclusive distributor. The remaining $33,028 represents amounts on deposit in corporate accounts at commercial banks. At times, cash on deposit in the commercial banks may be in excess of available Federal insurance coverage. Cash of $20,156 has been segregated in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3 and is classified as Cash segregated under federal regulations.

The Company has an agreement with its parent, PHI, to finance its expected future monthly cash receipts from distribution and CDSC fees in exchange for cash. Financing under this agreement is on a sole recourse basis, with the Company required to repay PHI if the Company receives the distribution and CDSC fees. At December 31, 2015, the Company recorded expected future cash receipts and the related financing provided of $15,073.

The Company is a branch of its parent PHI and is included in certain unitary state and local income tax returns.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes.

The application of U.S. GAAP requires the Company to evaluate the recoverability of the Company's deferred tax assets and establish a valuation allowance, if necessary, to reduce the Company's deferred tax assets to an amount that is more-likely-than-not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. Although realization is not assured, management believes it is more-likely-than-not that the deferred tax assets, net of valuation allowances, will be realized.

ASC 740 requires the Company to account for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by the Internal Revenue Service ("IRS") or other taxing jurisdictions. Audit periods remain open for review until the statute of limitations has passed. Generally, for tax years which produce net operating losses, capital losses or tax credit carryforwards ("tax attributes"), the statute of limitations does not close, to the extent of these tax attributes, until the expiration of the statute of limitations for the tax year in which they are fully utilized. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the liability for income taxes.

See Note 4 for additional information regarding income taxes.

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3.   Fair Value Assets and Liabilities

Fair Value Measurement—Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative fair value guidance establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. The Company's Level 1 assets represent an investment in a Prudential sponsored money market mutual fund for which the Company is the exclusive distributor.

Level 2—Fair value is based on significant inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets and liabilities, and other market observable inputs.

Level 3—Fair value is based on at least one or more significant unobservable inputs for the asset or liability. The assets and liabilities in this category may require significant judgment or estimation in determining the fair value. The Company does not have any level 3 assets or liabilities.

The table below presents the balances of assets measured at fair value on a recurring basis. There were no liabilities carried at fair value.

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents (money market mutual fund)	$ 18,978	$ -	$ -	$ 18,978

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The table below presents the carrying amount and fair value by hierarchy level of certain financial instruments that are not reported at fair value. However, as described below, the carrying amount equals or approximates fair value. The Company did not have any transfers between the levels during the year ended December 31, 2015.

	Fair Value				Carrying Amount
	Level 1	Level 2	Level 3	Total	Total
Assets:					
Cash	$ 33,028	$ -	$ -	$ 33,028	$ 33,028
Cash segregated under federal regulations	20,156	-	-	20,156	20,156
Distribution and service fees receivable	-	18,108	-	18,108	18,108
Receivable from broker-dealers and clearing organizations	-	836	-	836	836
Receivable from affiliates	-	7,304	-	7,304	7,304
Total assets	$ 53,184	$ 26,248	$ -	$ 79,432	$ 79,432
Liabilities:					
Payable to broker-dealers and clearing organizations	$ -	$ 11,347	$ -	$ 11,347	$ 11,347
Payable to affiliates and other accrued liabilities	-	19,827	-	19,827	19,827
Payable to customers	-	10,042	-	10,042	10,042
Total liabilities	$ -	$ 41,216	$ -	$ 41,216	$ 41,216

The Company believes that due to the short-term nature of the assets listed above, the carrying value approximate fair value. The Company also believes that due to the settlement of the liabilities in the near future, carrying values approximate fair value.

4. **Income Taxes**

Deferred tax assets (liabilities) at December 31, 2015 resulted from the items listed below:

Deferred commission costs	$	(4,301)
Accrued expense		30
Net deferred tax liabilities	$	(4,271)

At December 31, 2015, the Company is not required to record any valuation allowance.

U.S. GAAP prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its Statement of Financial Condition uncertain tax positions that a company has taken or expects to take on its tax returns. The Company does not have any unrecognized tax benefits at December 31, 2015.

As of December 31, 2015, the Company remains subject to examination by the IRS for tax years 2007 through 2015.

For tax years 2007 through 2016, the Company, as a member of the Prudential consolidated federal income tax return, is participating in the IRS's Compliance Assurance Program ("CAP"). Under CAP, the IRS assigns an examination team to review completed transactions as they occur in order to reach agreement with the Company on how they should be reported in the relevant tax

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returns. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax return is filed.

5. Related Party Transactions

The Company is the clearing broker for the Prudential retirement plan platform DC Plans' mutual fund trades.

The Company has an agreement with PHI to finance its expected monthly cash receipts related to certain distribution and CDSC fees. The amount payable to PHI under this agreement, at December 31, 2015 was $15,073 and is included in Payable to affiliates and other accrued liabilities. See Note 2 for further details.

The Company receives various services from Prudential companies including services of officers and the use of telecommunications, office space, systems and equipment.

All services received from and provided to related parties are subject to written agreements. It is noted that balances included below may not agree to the face of the financial statements as these amounts are settled through our affiliated entities although the Company may be contractually liable to a third party.

At December 31, 2015 and for the year then ended, the Company had the following related party balances:

Statement of Financial Condition		Receivables		Payables
Distribution and service fees	$	13,401	$	-
Payable to broker-dealers		-		11,311
Payable to customers		-		10,042
Receivable from/payable to affiliates		7,304		19,024
Other assets/liabilities		305		714
Federal and state income taxes payable		-		6,444
	$	21,010	$	47,535

6. Line of Credit

The Company has a $250,000 open-ended line of credit with an affiliate, Prudential Funding, LLC. Borrowings under the line of credit will bear interest at the prevailing Commercial Paper rate at the time of the advance plus 15.5 basis points. As of December 31, 2015, there were no amounts outstanding under the line of credit.

7. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's Statement of Financial Condition.

On an ongoing basis, the Company's internal supervisory and control functions review the quality of sales and other customer interface procedures and practices and may recommend modifications

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or enhancements. In certain cases, if appropriate, the Company may offer customers remediation and may incur charges, including the cost of such remediation, administrative costs and regulatory fines. At December 31, 2015, the Company had a liability of $81 related to delays in processing certain client mutual fund transactions, which is included in Payable to affiliates and other accrued liabilities.

8. Regulatory Requirements

The Company is subject to the Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. The Company uses the alternative method of computing net capital, permitted by the Rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $250 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2015, the Company had net capital of $47,836, which was $47,586 in excess of its required net capital.

The Company is subject to determination of reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. At December 31, 2015, the Company computed the reserve requirement for customers and was required to segregate $10,043 in the special reserve bank account for the exclusive benefit of customers. At December 31, 2015, the amount held on deposit in the special reserve bank account was $20,156.

9. Subsequent Events

The Company has evaluated and determined that no events or transactions occurred after December 31, 2015 and through the issuance date of this Statement of Financial Condition that would require recognition or disclosure in this Statement of Financial Condition

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